
03059783

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


AUG 19 2003
187
WASH, D.C.
SECTION

GS MORTGAGE SECURITIES CORP.
Exact Name of Registrant as Specified in Charter

0000807641
Registrant CIK Number

Form 8-K, August 8, 2003,
GSRPM Trust 2003-2, Series 2003-2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100818
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
AUG 20 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 8, 2003

GS MORTGAGE SECURITIES CORP.

By: /s/ 
Name: Marvin J. Kabatznick
Title: CEO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Selected Mortgage Loan Data

The Mortgage Loans (All Collateral)

Actual Principal Balance:	$99,076,923
Number of Mortgage Loans:	1,119
Average Actual Principal Balance:	$88,541
Weighted Average Gross Coupon:	9.056%
Weighted Average Net Coupon:	8.556%
Weighted Average FICO Score:	563
Weighted Average Current Amortized LTV Ratio:	77.84%
Weighted Average Stated Remaining Term (months):	301
Weighted Average Seasoning (months):	36
Weighted Average Months to Roll[(1)]:	23
Weighted Average Gross Margin[(1)]:	4.83%
Weighted Average Initial Rate Cap[(1)]:	3.78%
Weighted Average Periodic Rate Cap[(1)]:	2.42%
Weighted Average Gross Maximum Lifetime Rate[(1)]:	14.51%

(1) Represents the weighted average of the adjustable rate mortgage loans in the applicable loan group.

Distribution by Current Principal Balance

Current Principal Balance	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
$0 - $25,000	114	$2,158,104	2.18%	10.595%	587	$18,931	32.19%	44
$25,001 - $50,000	269	9,910,572	10.00	10.763	548	36,842	63.39	42
$50,001 - $75,000	259	15,995,691	16.14	10.085	531	61,759	80.32	40
$75,001 - $100,000	152	12,972,440	13.09	9.389	529	85,345	84.40	40
$100,001 - $150,000	187	22,594,707	22.81	9.236	543	120,827	83.75	39
$150,001 - $200,000	66	11,141,229	11.25	8.247	585	168,807	84.65	34
$200,001 - $250,000	23	5,097,404	5.14	8.107	561	221,626	79.47	37
$250,001 - $300,000	17	4,654,504	4.70	7.577	587	273,794	77.12	37
$300,001 - $450,000	18	6,744,717	6.81	7.451	625	374,706	69.92	25
$450,001 - $750,000	14	7,807,554	7.88	7.327	650	557,682	72.00	20
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Current Rate

Current Rate	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Below 7.00%	148	$22,288,725	22.50%	5.816%	653	$150,599	75.91%	30
7.00- 7.49%	66	7,205,119	7.27	7.168	549	109,168	82.90	47
7.50- 7.99%	57	6,056,443	6.11	7.709	538	106,253	88.00	40
8.00- 8.49%	40	3,888,966	3.93	8.204	516	97,224	85.84	50
8.50- 8.99%	61	6,661,086	6.72	8.702	550	109,198	81.73	37
9.00- 9.49%	56	5,913,193	5.97	9.244	535	105,593	80.27	37
9.50- 9.99%	77	6,412,212	6.47	9.765	532	83,275	77.46	38
10.00-10.49%	68	5,971,937	6.03	10.252	530	87,823	80.86	40
10.50-10.99%	199	13,278,879	13.40	10.776	550	66,728	66.76	31
11.00-11.49%	96	6,420,038	6.48	11.231	526	66,875	79.38	35
11.50-11.99%	108	6,919,566	6.98	11.756	524	64,070	78.42	39
12.00-12.49%	37	2,630,809	2.66	12.235	528	71,103	79.73	32
12.50-12.99%	47	2,850,018	2.88	12.719	535	60,639	79.94	33
13.00% & Above	59	2,579,934	2.60	13.932	515	43,728	70.94	45
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Lien Status

Lien Status	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
First	958	$94,235,165	95.11%	8.939%	559	$98,367	80.69%	38
Second	161	4,841,758	4.89	11.333	633	30,073	22.94	10
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Rate Adjustment Period (Months)

Rate Adjustment Period (Months)	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
1	4	$533,403	0.54%	6.388%	569	$133,351	44.17%	168
6	285	31,173,410	31.46	9.895	543	109,380	80.60	33
12	113	19,773,003	19.96	6.103	666	174,982	75.15	28
36	5	363,873	0.37	7.697	608	72,775	60.76	127
N/A	712	47,233,234	47.67	9.779	532	66,339	77.61	40
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Months to Rate Reset

Months To Rate Reset	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
1-3	43	$4,390,038	4.43%	9.248%	532	$102,094	74.63%	62
4-6	82	8,098,086	8.17	9.616	528	98,757	77.95	53
7-12	115	11,258,237	11.36	8.928	548	97,898	80.22	39
13-24	89	12,542,747	12.66	9.352	569	140,930	80.80	23
25-50	32	5,318,610	5.37	6.996	657	166,207	75.27	23
51-75	41	9,026,685	9.11	5.951	709	220,163	75.05	15
75 & Above	5	1,209,285	1.22	6.745	649	241,857	75.58	20
N/A	712	47,233,234	47.67	9.779	532	66,339	77.61	40
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Next Cap

Next Cap	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
1.00%	119	$12,438,101	12.55%	9.862%	537	$104,522	78.03%	41
1.50%	37	4,422,689	4.46	9.963	532	119,532	74.44	35
2.00%	46	5,205,090	5.25	6.044	565	113,154	76.22	81
3.00%	89	10,939,662	11.04	9.623	548	122,918	83.76	24
5.00%	49	9,528,782	9.62	6.130	711	194,465	76.68	15
5.25%	1	370,531	0.37	5.500	774	370,531	37.05	9
6.00%	56	8,017,587	8.09	8.120	633	143,171	79.51	11
N/A	722	48,154,480	48.60	9.724	532	66,696	77.17	42
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Life Maximum Rate

Life Maximum Rate	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Below 7.00%	1	$81,140	0.08%	6.500%	514	$81,140	83.22%	81
7.00- 7.99%	5	394,945	0.40	7.325	575	78,989	83.55	60
8.00- 8.99%	1	23,881	0.02	8.000	461	23,881	26.98	148
9.00- 9.99%	4	508,561	0.51	5.887	639	127,140	83.35	21
10.00-11.99%	70	14,681,675	14.82	5.727	709	209,738	73.86	17
12.00-12.99%	19	3,137,918	3.17	6.463	571	165,154	76.70	64
13.00-13.99%	24	3,644,156	3.68	7.281	573	151,840	77.83	56
14.00-14.99%	30	4,855,230	4.90	8.711	569	161,841	78.99	44
15.00-15.99%	43	5,115,571	5.16	9.071	549	118,967	80.92	31
16.00-16.99%	69	6,812,813	6.88	10.080	524	98,736	80.24	32
17.00-17.99%	57	5,450,524	5.50	10.870	524	95,623	76.71	37
18.00-18.99%	39	3,496,290	3.53	11.368	519	89,648	85.23	31
19.00% & Above	45	3,640,986	3.67	11.393	521	80,911	80.39	31
N/A	712	47,233,234	47.67	9.779	532	66,339	77.61	40
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Margin

Margin	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
2.00- 3.99%	129	$22,093,933	22.30%	6.070%	660	$171,271	74.14%	37
4.00- 4.49%	6	654,640	0.66	7.568	585	109,107	75.75	56
4.50- 4.99%	20	2,494,579	2.52	8.667	537	124,729	79.79	29
5.00- 5.49%	21	2,234,249	2.26	9.183	548	106,393	82.85	35
5.50- 5.99%	26	3,053,956	3.08	9.953	540	117,460	78.62	43
6.00- 6.49%	43	5,160,506	5.21	9.897	549	120,012	81.59	25
6.50- 6.99%	59	6,098,391	6.16	10.269	532	103,363	78.41	32
7.00- 7.49%	40	4,255,466	4.30	10.321	539	106,387	83.08	25
7.50- 7.99%	28	2,880,759	2.91	10.928	527	102,884	83.28	27
8.00- 8.49%	16	1,417,282	1.43	11.791	537	$88,580	82.35	27
8.50% & Above	16	1,408,720	1.42	12.276	516	88,045	82.39	15
N/A	715	47,324,442	47.77	9.774	532	66,118	77.60	40
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Product Type

Product Type	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Fixed	650	$42,426,095	42.82%	9.637%	534	$65,271	77.23%	40
6 MO LIBOR	215	21,360,551	21.56	10.349	528	99,351	78.75	37
5/1 CMT	53	10,517,933	10.62	5.979	699	198,452	77.62	14
2/28 ARM	51	7,500,547	7.57	9.405	575	147,070	85.54	8
Balloon	62	4,807,139	4.85	11.036	518	77,535	80.97	42
1 YR CMT	38	3,805,649	3.84	5.863	534	100,149	73.84	90
3/1 CMT	12	2,251,742	2.27	5.801	712	187,645	66.52	13
10/1 CMT	7	2,153,401	2.17	6.988	609	307,629	72.33	44
7/1 ARM	8	1,639,559	1.65	6.706	725	204,945	74.28	15
3/27 ARM	8	1,159,912	1.17	8.682	582	144,989	88.33	14
6 MO CMT	8	874,055	0.88	6.167	568	109,257	68.17	145
All Others	7	580,339	0.59	6.881	605	82,906	59.46	141
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
10 Year Amort	8	$184,697	0.19%	10.024%	534	$23,087	58.05%	37
10 Year Balloon	11	807,522	0.82	11.560	521	73,411	78.83	40
15 Year Amort	78	2,839,692	2.87	11.021	566	36,406	57.13	42
15 Year Balloon	50	4,070,307	4.11	10.989	521	81,406	81.26	41
30 Year Amort	972	91,174,705	92.02	8.885	565	93,801	78.36	36
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Primary Mortgage Insurance

Primary Mortgage Insurance	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Under 80	614	$48,683,284	49.14%	8.984%	593	$79,289	64.76%	38
Over 80 No MI	396	38,698,931	39.06	9.610	531	97,725	89.52	36
MGIC	30	2,912,910	2.94	8.065	535	97,097	93.11	29
GE	22	2,897,442	2.92	6.404	527	131,702	91.13	40
PMI	22	2,021,778	2.04	7.606	541	91,899	91.33	37
RMIC	17	1,779,264	1.80	7.285	535	104,663	94.77	26
UNITED	6	899,800	0.91	8.091	571	149,967	90.75	16
COMMONWEALTH	6	609,406	0.62	10.587	555	101,568	93.35	13
LPMI	3	267,091	0.27	8.289	530	89,030	99.14	13
FHA	2	169,249	0.17	4.997	525	84,625	89.39	29
TRIAD	1	137,767	0.14	6.000	722	137,767	94.43	6
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Zip Code

Zip Code	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
60010	1	$750,000	0.76%	5.370%	797	$750,000	55.56%	9
60614	2	696,973	0.70	5.322	775	348,486	67.14	8
60622	1	649,122	0.66	7.990	646	649,122	88.32	2
85253	1	597,772	0.60	9.250	489	597,772	68.32	7
98026	1	591,306	0.60	10.500	558	591,306	49.07	61
55127	1	588,674	0.59	6.870	565	588,674	58.87	13
92630	3	536,894	0.54	8.554	537	178,965	70.47	51
95066	1	530,492	0.54	6.500	653	530,492	68.45	55
94903	1	528,507	0.53	8.500	631	528,507	94.88	2
84060	1	528,274	0.53	7.250	750	528,274	69.20	14
All Other	1,106	93,078,910	93.95	9.156	557	84,158	78.44	37
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by State

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Illinois	69	$8,917,565	9.00%	8.276%	606	$129,240	77.72%	23
California (Southern)	80	8,683,317	8.76	8.316	563	108,541	72.38	51
Florida	101	7,115,279	7.18	9.216	547	70,448	79.13	42
Texas	82	5,890,165	5.95	8.748	540	71,831	80.25	42
Ohio	54	4,866,719	4.91	9.892	550	90,124	82.84	33
Georgia	57	4,858,010	4.90	10.025	522	85,228	82.71	43
California (Northern)	32	4,531,641	4.57	8.232	592	141,614	71.68	37
North Carolina	47	4,192,105	4.23	8.902	564	89,194	85.05	32
New Jersey	21	3,699,879	3.73	8.318	600	176,185	75.99	30
Michigan	44	3,574,213	3.61	9.198	583	81,232	78.31	24
All Other	532	42,748,031	43.15	9.334	557	80,353	77.37	36
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Current Amortized LTV

Current Amortized LTV	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Below 50.00%	195	$7,816,488	7.89%	9.713%	629	$40,085	28.52%	35
50.01 - 60.00%	44	4,035,273	4.07	7.675	622	91,711	55.42	52
60.01 - 70.00%	102	10,506,665	10.60	8.511	610	103,007	66.29	36
70.01 - 80.00%	256	25,313,809	25.55	9.253	569	98,882	76.80	36
80.01 - 85.00%	144	12,817,303	12.94	10.122	515	89,009	83.30	38
85.01 - 90.00%	138	15,401,684	15.55	9.359	534	111,606	88.23	37
90.01 - 95.00%	115	12,132,779	12.25	8.945	538	105,502	93.40	33
95.01 - 100.00%	91	8,650,859	8.73	7.616	550	95,064	97.44	25
100.01 - 125.00%	17	1,391,015	1.40	8.335	535	81,824	103.07	46
N/A	17	1,011,048	1.02	6.742	643	59,473	N/A	74
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Occupancy Status

Occupancy Status	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Owner Occupied	1,074	$94,301,265	95.18%	9.062%	562	$87,804	77.96%	36
Non Owner	45	4,775,657	4.82	8.944	582	106,126	75.35	38
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Property Type

Property Type	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Single Family	961	$84,438,904	85.23%	9.144%	560	$87,866	78.14%	37
Condo	58	5,531,021	5.58	7.827	641	95,362	71.37	29
PUD	50	4,232,605	4.27	7.833	530	84,652	76.02	37
2-4 Family	31	3,565,999	3.60	9.897	555	115,032	82.64	26
Townhouse	10	679,326	0.69	10.906	517	67,933	80.05	35
Man Housing	4	351,609	0.35	9.994	517	87,902	81.94	38
N/A	5	277,457	0.28	9.055	543	55,492	66.99	50
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by FICO

FICO	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct Of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
740 & Above	28	$7,011,400	7.08%	5.714%	776	$250,407	69.59%	10
720-739	14	2,875,517	2.90	6.359	728	205,394	68.34	11
700-719	18	1,899,220	1.92	7.432	708	105,512	70.29	11
680-699	12	1,094,487	1.10	6.718	690	91,207	76.49	18
660-679	38	2,371,068	2.39	8.080	671	62,397	63.71	30
640-659	40	3,204,970	3.23	8.384	650	80,124	60.41	28
620-639	55	3,731,951	3.77	9.103	629	67,854	68.74	26
600-619	67	4,100,075	4.14	9.516	611	61,195	67.64	33
580-599	54	4,712,311	4.76	8.766	587	87,265	75.09	44
560-579	86	7,602,524	7.67	9.370	568	88,401	78.98	40
540-559	111	9,918,736	10.01	9.830	550	89,358	79.60	44
520-539	146	12,638,160	12.76	9.651	529	86,563	79.76	46
500-519	142	11,461,228	11.57	9.768	509	80,713	81.42	45
480-499	142	11,868,087	11.98	9.767	490	83,578	83.48	40
400-479	163	14,359,784	14.49	9.523	458	88,097	85.80	37
N/A	3	227,405	0.23	7.907	N/A	75,802	88.04	24
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
1 - 72	19	$478,321	0.48%	10.722%	524	$25,175	57.55%	127
73 - 84	17	771,270	0.78	10.705	540	45,369	74.35	56
85 - 96	6	287,367	0.29	11.035	499	47,895	76.05	38
97 - 108	11	429,244	0.43	11.110	546	39,022	68.67	80
109 - 120	9	317,300	0.32	11.399	519	35,256	73.22	67
121 - 180	131	7,876,112	7.95	10.502	541	60,123	69.49	52
181 - 240	168	7,306,852	7.37	9.810	594	43,493	46.58	55
241 - 300	80	6,193,346	6.25	8.764	533	77,417	76.53	76
301 - 360	678	75,417,109	76.12	8.800	565	111,235	82.05	28
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

Distribution by Original Months to Maturity

Original Months To Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
0 - 120	19	$992,219	1.00%	11.274%	524	$52,222	74.97%	39
121 - 180	128	6,909,999	6.97	11.003	540	53,984	71.41	41
181 - 300	184	6,956,047	7.02	10.960	587	37,805	46.57	30
301 - 360	788	84,218,658	85.00	8.713	563	106,876	80.99	36
TOTAL	**1,119**	**$99,076,923**	**100.00%**	**9.056%**	**563**	**$88,541**	**77.84%**	**36**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Adjustable Rate Mortgage Loans

Actual Principal Balance:	$51,843,689
Number of Mortgage Loans:	407
Average Actual Principal Balance:	$127,380
Weighted Average Gross Coupon:	8.398%
Weighted Average Net Coupon:	7.898%
Weighted Average FICO Score:	590
Weighted Average Current Amortized LTV Ratio:	78.04%
Weighted Average Stated Remaining Term (months):	326
Weighted Average Seasoning (months):	33
Weighted Average Months to Roll:	23
Weighted Average Gross Margin:	4.83%
Weighted Average Initial Rate Cap:	3.78%
Weighted Average Periodic Rate Cap:	2.42%
Weighted Average Gross Maximum Lifetime Rate:	14.51%

Distribution by Current Principal Balance

Current Principal Balance	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
$0 - $25,000	8	$165,537	0.32%	7.633%	550	$20,692	49.98%	127
$25,001 - $50,000	45	1,777,027	3.43	10.098	524	39,489	76.56	54
$50,001 - $75,000	89	5,529,147	10.67	10.052	540	62,125	80.05	36
$75,001 - $100,000	64	5,469,547	10.55	9.463	538	85,462	82.40	37
$100,001 - $150,000	103	12,573,426	24.25	9.166	566	122,072	81.00	37
$150,001 - $200,000	41	6,935,673	13.38	7.245	624	169,163	83.94	30
$200,001 - $250,000	18	3,958,416	7.64	8.126	570	219,912	78.80	38
$250,001 - $300,000	13	3,582,222	6.91	7.195	614	275,556	75.58	34
$300,001 - $450,000	14	5,162,089	9.96	6.983	659	368,721	64.90	22
$450,001 - $750,000	12	6,690,606	12.91	7.373	650	557,551	73.37	21
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Current Rate

Current Rate	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
Below 7.00%	101	$18,176,440	35.06%	5.645%	685	$179,965	73.88%	30
7.00- 7.49%	15	2,100,751	4.05	7.169	573	140,050	71.66	67
7.50- 7.99%	12	2,220,097	4.28	7.790	595	185,008	83.03	38
8.00- 8.49%	12	1,594,447	3.08	8.167	516	132,871	77.74	57
8.50- 8.99%	25	3,891,543	7.51	8.698	562	155,662	82.92	23
9.00- 9.49%	31	4,087,423	7.88	9.253	531	131,852	80.07	33
9.50- 9.99%	38	3,777,652	7.29	9.743	534	99,412	80.80	32
10.00-10.49%	28	2,837,413	5.47	10.245	539	101,336	81.18	35
10.50-10.99%	51	5,550,559	10.71	10.689	532	108,834	78.13	36
11.00-11.49%	23	2,227,057	4.30	11.245	509	96,829	83.76	29
11.50-11.99%	35	2,674,369	5.16	11.758	507	76,411	82.17	31
12.00-12.49%	14	1,137,835	2.19	12.162	532	81,274	80.55	26
12.50-12.99%	17	1,265,683	2.44	12.677	543	74,452	80.78	29
13.00% % Above	5	302,419	0.58	13.664	534	60,484	73.35	25
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Lien Status

Lien Status	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
First	407	$51,843,689	100.00%	8.398%	590	$127,380	78.04%	33
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Distribution by Rate Adjustment Period (Months)

Rate Adjustment Period (Months)	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
1	4	$533,403	1.03%	6.388%	569	$133,351	44.17%	168
6	285	31,173,410	60.13	9.895	543	109,380	80.60	33
12	113	19,773,003	38.14	6.103	666	174,982	75.15	28
36	5	363,873	0.70	7.697	608	72,775	60.76	127
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Months to Rate Reset

Months To Rate Reset	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
1-3	43	$4,390,038	8.47%	9.248%	532	$102,094	74.63%	62
4-6	82	8,098,086	15.62	9.616	528	98,757	77.95	53
7-12	115	11,258,237	21.72	8.928	548	97,898	80.22	39
13-24	89	12,542,747	24.19	9.352	569	140,930	80.80	23
25-50	32	5,318,610	10.26	6.996	657	166,207	75.27	23
51-75	41	9,026,685	17.41	5.951	709	220,163	75.05	15
75 & Above	5	1,209,285	2.33	6.745	649	241,857	75.58	20
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Next Cap

Next Cap	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
1.00%	119	$12,438,101	23.99%	9.862%	537	$104,522	78.03%	41
1.50%	37	4,422,689	8.53	9.963	532	119,532	74.44	35
2.00%	46	5,205,090	10.04	6.044	565	113,154	76.22	81
3.00%	89	10,939,662	21.10	9.623	548	122,918	83.76	24
5.00%	49	9,528,782	18.38	6.130	711	194,465	76.68	15
5.25%	1	370,531	0.71	5.500	774	370,531	37.05	9
6.00%	56	8,017,587	15.46	8.120	633	143,171	79.51	11
N/A	10	921,246	1.78	6.892	545	92,125	54.65	138
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Life Maximum Rate

Life Maximum Rate	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
Below 7.00%	1	$81,140	0.16%	6.500%	514	$81,140	83.22%	81
7.00- 7.99%	5	394,945	0.76	7.325	575	78,989	83.55	60
8.00- 8.99%	1	23,881	0.05	8.000	461	23,881	26.98	148
9.00- 9.99%	4	508,561	0.98	5.887	639	127,140	83.35	21
10.00-11.99%	70	14,681,675	28.32	5.727	709	209,738	73.86	17
12.00-12.99%	19	3,137,918	6.05	6.463	571	165,154	76.70	64
13.00-13.99%	24	3,644,156	7.03	7.281	573	151,840	77.83	56
14.00-14.99%	30	4,855,230	9.37	8.711	569	161,841	78.99	44
15.00-15.99%	43	5,115,571	9.87	9.071	549	118,967	80.92	31
16.00-16.99%	69	6,812,813	13.14	10.080	524	98,736	80.24	32
17.00-17.99%	57	5,450,524	10.51	10.870	524	95,623	76.71	37
18.00-18.99%	39	3,496,290	6.74	11.368	519	89,648	85.23	31
19.00% & Above	45	3,640,986	7.02	11.393	521	80,911	80.39	31
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Margin

Margin	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
2.00- 3.99%	129	$22,093,933	42.62%	6.070%	660	$171,271	74.14%	37
4.00- 4.49%	6	654,640	1.26	7.568	585	109,107	75.75	56
4.50- 4.99%	20	2,494,579	4.81	8.667	537	124,729	79.79	29
5.00- 5.49%	21	2,234,249	4.31	9.183	548	106,393	82.85	35
5.50- 5.99%	26	3,053,956	5.89	9.953	540	117,460	78.62	43
6.00- 6.49%	43	5,160,506	9.95	9.897	549	120,012	81.59	25
6.50- 6.99%	59	6,098,391	11.76	10.269	532	103,363	78.41	32
7.00- 7.49%	40	4,255,466	8.21	10.321	539	106,387	83.08	25
7.50- 7.99%	28	2,880,759	5.56	10.928	527	102,884	83.28	27
8.00- 8.49%	16	1,417,282	2.73	11.791	537	88,580	82.35	27
8.50% & Above	16	1,408,720	2.72	12.276	516	88,045	82.39	15
N/A	3	91,208	0.18	7.292	481	30,406	64.47	144
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Current Amortization Type

Current Amortization Type	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
6 MO LIBOR	215	$21,360,551	41.20%	10.349%	528	$99,351	78.75%	37
5/1 CMT	53	10,517,933	20.29	5.979	699	198,452	77.62	14
2/28 ARM	51	7,500,547	14.47	9.405	575	147,070	85.54	8
1 YR CMT	38	3,805,649	7.34	5.863	534	100,149	73.84	90
3/1 CMT	12	2,251,742	4.34	5.801	712	187,645	66.52	13
10/1 CMT	7	2,153,401	4.15	6.988	609	307,629	72.33	44
7/1 Arm	8	1,639,559	3.16	6.706	725	204,945	74.28	15.
3/27 ARM	8	1,159,912	2.24	8.682	582	144,989	88.33	14
6 MO CMT	8	874,055	1.69	6.167	568	109,257	68.17	145
All Others	7	580,339	1.12	6.881	605	82,906	59.46	141.
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Amortization Type

Amortization Type	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
10 Year Balloon	1	$87,407	0.17%	11.150%	574	$87,407	79.46%	39
15 Year Amort	4	203,647	0.39	9.624	577	50,912	62.33	124
30 Year Amort	402	51,552,635	99.44	8.388	590	128,240	78.10	33
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Primary Mortgage Insurance

Primary Mortgage Insurance	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
Under 80	220	$29,858,070	57.59%	8.071%	612	$135,719	69.11%	37
Over 80 No MI	141	15,833,532	30.54	9.368	555	112,295	89.38	28
GE	9	1,934,953	3.73	5.959	549	214,995	88.34	39
MGIC	12	1,420,783	2.74	8.510	575	118,399	91.12	21
RMIC	6	754,323	1.45	6.653	599	125,720	96.84	23
PMI	6	716,712	1.38	7.979	553	119,452	88.34	25
COMMONWEALTH	6	609,406	1.18	10.587	555	101,568	93.35	13
UNITED	3	309,510	0.60	8.842	703	103,170	97.11	28
FHA	2	169,249	0.33	4.997	525	84,625	89.39	29
TRIAD	1	137,767	0.27	6.000	722	137,767	94.43	6
LPMI	1	99,384	0.19	8.250	454	99,384	99.38	9
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Zip Code

Zip Code	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
60010	1	$750,000	1.45%	5.370%	797	$750,000	55.56%	9
60614	2	696,973	1.34	5.322	775	348,486	67.14	8
60622	1	649,122	1.25	7.990	646	649,122	88.32	2
85253	1	597,772	1.15	9.250	489	597,772	68.32	7
98026	1	591,306	1.14	10.500	558	591,306	49.07	61
92630	3	536,894	1.04	8.554	537	178,965	70.47	51
95066	1	530,492	1.02	6.500	653	530,492	68.45	55
94903	1	528,507	1.02	8.500	631	528,507	94.88	2
94030	1	526,437	1.02	5.500	509	526,437	87.74	29
96793	1	516,871	1.00	8.500	622	516,871	89.89	2
All Others	394	45,919,316	88.57	8.512	585	116,546	78.70	35
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by State

State	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
Illinois	41	$6,835,630	13.19%	7.855%	641	$166,723	75.29%	19
California (Southern)	31	5,452,712	10.52	7.738	571	175,894	74.82	56
Ohio	36	3,599,003	6.94	9.983	556	99,972	82.15	30
Texas	26	3,148,872	6.07	8.815	562	121,110	80.15	45
California (Northern)	11	2,957,294	5.70	6.924	609	268,845	79.95	42
Florida	25	2,680,513	5.17	8.557	565	107,221	77.55	34
Michigan	28	2,675,649	5.16	8.645	609	95,559	79.72	21
Minnesota	13	2,254,100	4.35	6.198	698	173,392	77.49	11
North Carolina	18	2,162,459	4.17	7.495	608	120,137	86.87	25
New Jersey	8	2,032,922	3.92	7.119	662	254,115	67.74	20
All Others	170	18,044,536	34.81	9.121	562	106,144	78.53	36
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Current Amortized LTV

Current Amortized LTV	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
Below 50.00%	18	$2,763,195	5.33%	7.115%	633	$153,511	40.09%	72
50.01 - 60.00%	14	2,132,044	4.11	6.299	690	152,289	54.59	54
60.01 - 70.00%	46	7,175,977	13.84	7.841	630	156,000	66.18	31
70.01 - 80.00%	134	17,185,491	33.15	8.630	589	128,250	76.81	32
80.01 - 85.00%	67	6,376,462	12.30	9.931	523	95,171	83.46	34
85.01 - 90.00%	52	6,960,055	13.43	8.506	555	133,847	88.19	29
90.01 - 95.00%	33	4,652,195	8.97	8.968	567	140,976	93.57	23
95.01 - 100.00%	29	3,353,247	6.47	7.350	631	115,629	98.24	13
100.01 - 125.00%	6	643,660	1.24	8.508	562	107,277	102.84	47
N/A	8	601,363	1.16	5.521	697	75,170	N/A	41
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Occupancy Status

Occupancy Status	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
Owner Occupied	384	$48,420,111	93.40%	8.388%	589	$126,094	78.23%	33
Non Owner	23	3,423,578	6.60	8.532	601	148,851	75.41	35
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Property Type

Property Type	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
Single Family	352	$44,259,594	85.37%	8.472%	588	$125,737	77.92%	33
Condo	24	3,548,262	6.84	7.131	666	147,844	73.65	29
2-4 Family	16	2,023,184	3.90	9.932	564	126,449	86.24	19
PUD	7	1,402,683	2.71	6.698	527	200,383	80.87	60
Townhouse	3	253,913	0.49	9.188	500	84,638	80.46	36
Man Housing	3	216,530	0.42	10.085	546	72,177	78.33	31
N/A	2	139,522	0.27	7.759	568	69,761	67.67	25
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by FICO

FICO	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
740 & Above	26	$6,456,843	12.45%	5.567%	778	$248,340	69.81%	10
720-739	11	2,729,899	5.27	6.117	728	248,173	70.92	12
700-719	10	1,544,540	2.98	6.584	709	154,454	81.80	12
680-699	8	992,298	1.91	6.402	690	124,037	81.14	13
660-679	11	1,553,717	3.00	6.473	672	141,247	83.78	39
640-659	8	1,919,037	3.70	7.190	651	239,880	75.40	33
620-639	11	2,044,172	3.94	8.050	628	185,834	87.11	22
600-619	14	1,812,051	3.50	8.966	612	129,432	83.48	30
580-599	23	3,002,288	5.79	8.379	586	130,534	74.63	43
560-579	33	3,240,577	6.25	9.824	568	98,199	76.92	40
540-559	45	5,147,390	9.93	9.156	550	114,386	76.23	44
500-519	54	5,670,027	10.94	9.242	509	105,001	81.26	44
520-539	59	6,225,587	12.01	9.311	529	105,518	77.91	49
480-499	44	4,221,757	8.14	9.710	490	95,949	80.70	30
400-479	50	5,283,506	10.19	10.248	461	105,670	82.65	37
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
1 - 72	2	$34,035	0.07%	7.142%	468	$17,018	27.41%	144
73 - 84	2	108,696	0.21	10.043	567	54,348	74.37	51
121 - 180	11	791,562	1.53	6.337	576	71,960	42.73	173
181 - 240	17	1,820,926	3.51	6.511	564	107,113	66.59	140
241 - 300	26	3,146,325	6.07	8.232	534	121,013	72.68	75
301 – 360	349	45,942,145	88.62	8.516	595	131,639	79.48	23
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

Distribution by Original Months to Maturity

Original Months To Maturity	Number Of Loans	Aggregate Principal Balance Outstanding	Pct. Of Pool By Principal Balance	Gross Coupon	Weighted Avg. FICO	Avg. Principal Balance	Weighted Avg. Current Amortized LTV	Weighted Avg. Seasoning
0 - 120	1	$87,407	0.17%	11.150%	574	$87,407	79.46%	39
121 - 180	4	203,647	0.39	9.624	577	50,912	62.33	124
181 - 300	5	275,800	0.53	9.958	541	55,160	66.18	61
301 - 360	397	51,276,835	98.91	8.380	591	129,161	78.16	33
TOTAL	**407**	**$51,843,689**	**100.00%**	**8.398%**	**590**	**$127,380**	**78.04%**	**33**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Fixed Rate Mortgage Loans

Actual Principal Balance:	$47,233,234
Number of Mortgage Loans:	712
Average Actual Principal Balance:	$66,339
Weighted Average Gross Coupon:	9.779%
Weighted Average Net Coupon:	9.279%
Weighted Average FICO Score:	532
Weighted Average Current Amortized LTV Ratio:	77.61%
Weighted Average Stated Remaining Term (months):	274
Weighted Average Seasoning (months):	40

Distribution by Current Principal Balance

Current Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
$0 - $25,000	106	$1,992,567	4.22%	10.842%	590	$18,798	30.86%	37
$25,001 - $50,000	224	8,133,545	17.22	10.909	554	36,310	60.60	39
$50,001 - $75,000	170	10,466,544	22.16	10.103	527	61,568	80.46	42
$75,001 - $100,000	88	7,502,893	15.88	9.335	522	85,260	85.85	42
$100,001 - $150,000	84	10,021,282	21.22	9.323	514	119,301	87.16	41
$150,001 - $200,000	25	4,205,556	8.90	9.899	520	168,222	85.81	39
$200,001 - $250,000	5	1,138,988	2.41	8.042	529	227,798	81.81	31
$250,001 - $300,000	4	1,072,283	2.27	8.854	498	268,071	82.29	48
$300,001 - $450,000	4	1,582,628	3.35	8.979	513	395,657	86.27	36
$450,001 - $750,000	2	1,116,948	2.36	7.050	652	558,474	63.76	13
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

Distribution by Current Rate

Current Rate	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Below 7.00%	47	$4,112,285	8.71%	6.574%	513	$87,495	84.61%	34
7.00- 7.49%	51	5,104,367	10.81	7.167	538	100,086	87.43	38
7.50- 7.99%	45	3,836,346	8.12	7.662	505	85,252	91.08	41
8.00- 8.49%	28	2,294,519	4.86	8.231	516	81,947	91.46	46
8.50- 8.99%	36	2,769,543	5.86	8.707	533	76,932	80.02	57
9.00- 9.49%	25	1,825,769	3.87	9.221	542	73,031	80.73	47
9.50- 9.99%	39	2,634,560	5.58	9.796	528	67,553	72.68	46
10.00-10.49%	40	3,134,524	6.64	10.258	522	78,363	80.55	45
10.50-10.99%	148	7,728,320	16.36	10.838	564	52,218	58.60	27
11.00-11.49%	73	4,192,981	8.88	11.224	535	57,438	77.05	39
11.50-11.99%	73	4,245,197	8.99	11.754	535	58,153	76.05	44
12.00-12.49%	23	1,492,974	3.16	12.291	525	64,912	79.11	36
12.50-12.99%	30	1,584,335	3.35	12.753	529	52,811	79.26	36
13.00% & Above	54	2,277,514	4.82	13.968	512	42,176	70.62	47
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Lien Status

Lien Status	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
First	551	$42,391,476	89.75%	9.602%	521	$76,936	83.92%	43
Second	161	4,841,758	10.25	11.333	633	30,073	22.94	10
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

Distribution by Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Balloon	62	$4,807,139	10.18%	11.036%	518	$77,535	80.97%	42
Fixed	650	42,426,095	89.82	9.637	534	65,271	77.23	40
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

Distribution by Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
10 Year Amort	8	$184,697	0.39%	10.024%	534	$23,087	58.05%	37
10 Year Balloon	10	720,115	1.52	11.610	515	72,011	78.76	39
15 Year Amort	74	2,636,045	5.58	11.129	565	35,622	56.72	36
15 Year Balloon	50	4,070,307	8.62	10.989	521	81,406	81.26	41
30 Year Amort	570	39,622,070	83.89	9.531	531	69,512	78.69	40
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

Distribution by Primary Mortgage Insurance

Primary Mortgage Insurance	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Over 80 No MI	255	$22,865,399	48.41%	9.777%	513	$89,668	89.62%	41
Under 80	394	18,825,213	39.86	10.431	563	47,780	57.83	40
MGIC	18	1,492,127	3.16	7.641	497	82,896	95.01	37
PMI	16	1,305,066	2.76	7.401	534	81,567	92.97	45
RMIC	11	1,024,941	2.17	7.750	488	93,176	93.25	29
GE	13	962,489	2.04	7.298	484	74,038	96.74	44
UNITED	3	590,291	1.25	7.697	502	196,764	87.42	10
LPMI	2	167,708	0.36	8.313	557	83,854	98.99	15
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Zip Code

Zip Code	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
55127	1	$588,674	1.25%	6.870%	565	$588,674	58.87%	13
84060	1	528,274	1.12	7.250	750	528,274	69.20	14
07043	1	443,230	0.94	10.580	486	443,230	88.37	57
98118	1	421,568	0.89	10.180	527	421,568	88.80	37
03224	1	409,427	0.87	7.500	489	409,427	84.42	9
20744	2	360,102	0.76	7.583	523	180,051	91.24	37
22201	1	308,404	0.65	7.000	564	308,404	82.24	42
30344	2	297,686	0.63	10.825	534	148,843	85.88	30
94015	1	277,491	0.59	8.500	499	277,491	82.72	46
30809	1	274,787	0.58	8.875	463	274,787	78.73	94
All Others	700	43,323,593	91.72	9.904	530	61,891	77.44	40
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

Distribution by State

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Florida	76	$4,434,766	9.39%	9.614%	536	$58,352	80.12%	47
Georgia	42	3,476,913	7.36	10.068	521	82,784	83.52	47
California (Southern)	49	3,230,605	6.84	9.292	550	65,931	68.27	43
Texas	56	2,741,292	5.80	8.672	515	48,952	80.37	39
Pennsylvania	34	2,279,269	4.83	10.706	515	67,037	76.39	40
Maryland	22	2,224,220	4.71	7.941	513	101,101	87.93	34
Illinois	28	2,081,935	4.41	9.658	491	74,355	85.51	35
North Carolina	29	2,029,646	4.30	10.401	513	69,988	83.12	40
New York	14	1,667,666	3.53	9.595	559	119,119	86.52	47
New Jersey	13	1,666,958	3.53	9.781	526	128,228	86.04	41
California (Northern)	21	1,574,347	3.33	10.689	559	74,969	56.15	30
All Others	328	19,825,618	41.97	9.990	539	60,444	75.08	38
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

Distribution by Current Amortized LTV

Current Amortized LTV	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Below 50.00%	177	$5,053,293	10.70%	11.133%	627	$28,550	22.19%	15
50.01 - 60.00%	30	1,903,229	4.03	9.217	544	63,441	56.34	50
60.01 - 70.00%	56	3,330,688	7.05	9.954	566	59,477	66.54	47
70.01 - 80.00%	122	8,128,317	17.21	10.571	526	66,626	76.77	45
80.01 - 85.00%	77	6,440,841	13.64	10.312	507	83,647	83.15	41
85.01 - 90.00%	86	8,441,629	17.87	10.063	517	98,158	88.25	43
90.01 - 95.00%	82	7,480,585	15.84	8.931	519	91,227	93.30	40
95.01 - 100.00%	62	5,297,612	11.22	7.784	497	85,445	96.94	32
100.01 - 125.00%	11	747,355	1.58	8.187	512	67,941	103.27	46
N/A	9	409,685	0.87	8.533	564	45,521	N/A	124
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Owner Occupied	690	$45,881,155	97.14%	9.773%	532	$66,494	77.69%	40
Non Owner	22	1,352,079	2.86	9.986	533	61,458	75.20	48
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

Distribution by Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
Single Family	609	$40,179,310	85.07%	9.884%	529	$65,976	78.38%	41
PUD	43	2,829,922	5.99	8.395	532	65,812	73.61	25
Condo	34	1,982,759	4.20	9.073	596	58,316	67.29	28
2-4 Family	15	1,542,815	3.27	9.851	544	102,854	77.91	36
Townhouse	7	425,413	0.90	11.931	527	60,773	79.81	35
Man Housing	1	135,079	0.29	9.850	471	135,079	87.71	49
N/A	3	137,935	0.29	10.366	518	45,978	66.72	76
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

Distribution by FICO

FICO	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
740 & Above	2	$554,557	1.17%	7.427%	750	$277,279	67.11%	13
720-739	3	145,619	0.31	10.890	734	48,540	19.90	3
700-719	8	354,679	0.75	11.122	705	44,335	20.17	3
680-699	4	102,188	0.22	9.784	691	25,547	34.82	67
660-679	27	817,352	1.73	11.136	669	30,272	24.40	14
640-659	32	1,285,932	2.72	10.167	648	40,185	38.03	22
620-639	44	1,687,779	3.57	10.377	630	38,359	45.79	30
600-619	53	2,288,024	4.84	9.952	610	43,170	55.10	35
580-599	31	1,710,023	3.62	9.444	587	55,162	75.88	46
560-579	53	4,361,947	9.23	9.033	568	82,301	80.50	39
540-559	66	4,771,347	10.10	10.557	550	72,293	83.23	45
520-539	87	6,412,573	13.58	9.980	529	73,708	81.57	43
500-519	88	5,791,201	12.26	10.282	509	65,809	81.58	47
480-499	98	7,646,331	16.19	9.798	490	78,024	85.04	45
400-479	113	9,076,277	19.22	9.101	456	80,321	87.63	37
N/A	3	227,405	0.48	7.907	N/A	75,802	88.04	24
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.

Distribution by Remaining Months to Maturity

Remaining Months To Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
1 - 72	17	$444,285	0.94%	10.996%	528	$26,134	59.99%	126
73 - 84	15	662,575	1.40	10.813	536	44,172	74.34	56
85 - 96	6	287,367	0.61	11.035	499	47,895	76.05	38
97 - 108	11	429,244	0.91	11.110	546	39,022	68.67	80
109 - 120	9	317,300	0.67	11.399	519	35,256	73.22	67
121 - 180	120	7,084,550	15.00	10.967	537	59,038	72.30	39
181 - 240	151	5,485,927	11.61	10.905	604	36,331	39.96	27
241 - 300	54	3,047,021	6.45	9.313	532	56,426	80.50	77
301 - 360	329	29,474,964	62.40	9.242	518	89,590	86.05	36
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

Distribution by Original Months to Maturity

Original Months To Maturity	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Pct of Mort Pool By Agg Prin Bal	Gross Coupon	Weighted Avg FICO	Average Principal Balance	Weighted Avg Current Amortized LTV	Weighted Avg Seasoning
0 - 120	18	$904,812	1.92%	11.286%	519	$50,267	74.54%	39
121 - 180	124	6,706,352	14.20	11.044	538	54,083	71.68	39
181 - 300	179	6,680,247	14.14	11.002	588	37,320	45.84	28
301 - 360	391	32,941,823	69.74	9.232	520	84,250	85.40	42
TOTAL	**712**	**$47,233,234**	**100.00%**	**9.779%**	**532**	**$66,339**	**77.61%**	**40**

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). Information contained in this material is current as of the date appearing on this material only and supersedes all prior information regarding such securities and assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you and by any other information subsequently filed with the Securities and Exchange Commission ('SEC'). This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman, Sachs & Co. imposing any limitation of any kind.